Morgan Stanley Dean Witter Spectrum Series
Monthly Report
November 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of November 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.81                           1.97%
Spectrum Select          $21.65                           3.25%
Spectrum Strategic       $14.49                           4.82%
Spectrum Technical       $14.36                           1.88%

During November, several of the markets that had trended during much of the third quarter of 1999 and subsequently experienced reversals and short-term price volatility from mid to late October, re-established their price trends and moved in a consistent manner. Markets such as the U.S. dollar, the Japanese yen and crude oil resumed previous price trends and thus proved profitable for Spectrum Technical and Spectrum Select.
Historically, it has been similar price trends and the lack of choppy price movement that has helped the Funds' long-term technical trend-following money managers profit as they did during November.

The re-emergence of the upward momentum in the U.S. dollar relative to the euro and Swiss franc, as well as the continued strength of the Japanese yen versus other major currencies, contributed positively to Spectrum Technical and Spectrum Select's performance during the month. Short positions in the euro and the Swiss franc were profitable as the value of these European currencies declined following an interest rate increase by the European Central Bank ("ECB"), the Swiss National Bank's decision not to follow the ECB's rate hike and questions regarding the European economy. Additional currency gains were recorded from long Japanese yen positions as the value of the yen strengthened to a 4-year high versus the U.S. dollar following the release of optimistic Japanese economic data.

In the commodities markets, oil prices, prior to October, had climbed from below $12 a barrel in January to nearly $25 a barrel in September. Sudden price reversals and short-term volatility during October were followed by a resumed upward climb reaching a nine-year high above $27 a barrel during November. The increase in oil prices, which in turn was profitable for the Fund's long positions, was primarily attributed to reports of low supplies, increasing demand from Asia and heightening diplomatic tensions between Iraq and the United Nations. Additional gains were recorded in the commodities markets from long coffee futures positions as coffee prices soared higher as dry weather persisted in Brazil.

The future direction of U.S. interest rates, and to a lesser extent European interest rates, came into importance during the month as the U.S. Federal Reserve, the European Central Bank and the Bank of England each raised their key interest rates. As a result, bond prices remained in a short-term volatile pattern, thus resulting in losses within the global interest rate futures markets. These losses were mitigated by profits from long positions in global stock index futures as equity prices pushed higher on beliefs that the interest rate increases would be the last for the near-term.

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded during November due primarily to gains recorded in the global stock index futures component of the balanced portfolio from long positions in European stock index futures as prices moved higher due to the strength of the U.S. equity market and in relief that the interest rate hikes by the European Central Bank and Bank of England were by the amounts expected. In the currency markets, gains were recorded from short crossrate positions, particularly the euro and Swiss franc versus the Japanese yen. The yen strengthened versus these currencies in anticipation of Japan's economic stimulus package and from increased optimism for Japan's economic recovery. In the energy markets, gains were recorded from short natural gas futures positions as prices declined amid periodic shots of cold air which were likely to cause only brief boosts in demand in the Northeast, coupled with reports that most of the central and western areas of the U.S. would be warmer than usual. In the agricultural markets, smaller gains were recorded from short wheat futures positions as wheat prices declined. A portion of these gains was offset by losses recorded in the fixed income component from long positions in

U.S. interest rate futures as domestic bond prices declined as the dollar's deterioration against the Japanese yen triggered a sharp, broad sell-off.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, gains were recorded during November due primarily to profits recorded from long positions in crude oil futures as oil prices soared to nine-year highs. Oil prices increased after Iraq withdrew its exports from the international markets and from speculation over whether world producers would extend an output cutback. These gains were partially offset by losses recorded in this market sector from long natural gas futures positions as prices declined amid periodic shots of cold air which were likely to cause only brief boosts in demand in the Northeast, coupled with reports that most of the central and western areas of the U.S. would be warmer than usual. In the global stock index futures market, gains were recorded from long S&P 500 Index futures positions as U.S. equity prices moved higher after the Federal Reserve announced its decision to raise interest rates, leading investors to believe that the increase would be the last for the near-term. In the soft commodities markets, gains were recorded from long coffee futures positions as coffee prices increased as dry weather persisted in Brazil. A portion of the Fund's overall gains for the month was offset by losses incurred later in the month in the global interest rate futures markets from long positions in U.S. interest rate futures as domestic bond prices declined as the U.S. dollar's decline against the Japanese yen triggered a sharp, broad sell-off. In the metals markets, smaller losses were experienced later in the month from long positions in gold futures as gold prices fell on disappointment over a gold auction by the Bank of England.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (11 months)               -1.2%


                    Inception-to-Date Return:          58.1%
                    Annualized Return:                            9.4%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (11 months)                               -
9.0%

                    Inception-to-Date Return:               116.5%
                    Annualized Return                 9.7%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (11 months)               25.5%

                    Inception-to-Date Return:                 44.9%
                    Annualized Return:               7.6%
___________________________________________________________________________
__________

Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (11 months)                             -
10.9%

                    Inception-to-Date Return:                43.6%
                    Annualized Return:               7.4%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended November 30, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        November 1, 1999
November 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading profit (loss):
  Realized                      (257,018)            (0.47)         (3,567,934)
(1.75)
  Net change in unrealized     1,381,289              2.51          11,288,480
5.52

  Total Trading Results        1,124,271              2.04           7,720,546
3.77
Interest Income (DWR)            227,300              0.41             666,802
0.33
  Total Revenues               1,351,571              2.45           8,387,348
4.10

EXPENSES
Brokerage fees (DWR)             211,107              0.38           1,234,448
0.60
Management fees                             57,366         0.10
510,805                           0.25
  Total Expenses                 268,473              0.48           1,745,253
0.85

NET INCOME                     1,083,098              1.97           6,642,095
3.25

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 November 1, 1999      3,551,650.811  55,071,929    15.51     9,745,981.490
204,322,334   20.96
Net Income                    -        1,083,098     0.30            -
6,642,095    0.69
Redemptions              (53,010.918)   (838,103)   15.81      (143,603.829)
(3,109,023)  21.65
Subscriptions             80,004.357   1,264,869    15.81       116,063.899
2,512,783   21.65
Net Asset Value,
  November 30, 1999    3,578,644.250  56,581,793   15.81      9,718,441.560
210,368,189   21.65

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended November 30, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical                  .
                                        Percent of
Percent of
                                        November 1, 1999
November 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading profit (loss):
  Realized                      5,999,915              6.49         (1,598,137)
(0.63)
  Net change in unrealized     (1,013,559)            (1.10)
7,943,214                         3.12
  Total Trading Results         4,986,356              5.39          6,345,077
2.49
Interest Income (DWR)             321,239              0.35
829,074                           0.33
  Total Revenues                5,307,595              5.74          7,174,151
2.82

EXPENSES
Brokerage fees (DWR)              558,292              0.60          1,535,915
0.61
Management fees                   297,079              0.32            847,401
0.33
 Total Expenses                   855,371              0.92          2,383,316
0.94
NET INCOME                      4,452,224              4.82          4,790,835
1.88

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical           .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 November 1, 1999      6,684,495.152  92,406,978    13.82    18,031,584.843
254,220,410                    14.10
Net Income                    -        4,452,224     0.67              -
4,790,835                       0.26
Redemptions              (47,984.753)   (695,299)   14.49      (319,936.470)
(4,594,288)                    14.36
Subscriptions            102,925.027   1,491,384    14.49       257,943.161
3,704,064                      14.36
Net Asset Value,
  November 30, 1999    6,739,435.426  97,655,287   14.49     17,969,591.534
258,121,021                    14.36

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including, but not limited to, foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Limited
Partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased are subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased are subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased are not subject to a redemption charge. The foregoing redemptions charges are paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Demeter adjusted the allocation of Net Assets among the trading advisors within Spectrum Strategic effective June 30, 1999. Net proceeds received by Spectrum Strategic at each monthly closing are now allocated 75% to AICM, 0% to Blenheim, and 25% to Willowbridge Additionally, 100% of redemptions are allocated to Blenheim.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fees are paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.